

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 16, 2009

<u>Via U.S. Mail</u>

Alan P. Niedzwiecki
President and Chief Executive Officer
Quantum Fuel Systems Technologies Worldwide, Inc.
17872 Cartwright Road
Irvine, CA 92614

> **Re:** **Quantum Fuel Systems Technologies Worldwide, Inc.**
> **Form S-3**
> **Filed December 22, 2008**
> **File No. 333-156401**
>
> **Form 10-K for the fiscal year ended April 30, 2008**
> **Filed July 3, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed August 20, 2008**
> **File No. 000-49629**

Dear Mr. Niedzwiecki:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

General

1.   Please include currently dated consents of the independent registered public accountants in any future amendments to your Form S-3 registration statement.

Incorporation by Reference, page 2

2.   In the event of a delay in the effectiveness of your Form S-3 registration statement, please update the financial statements incorporated by reference in the registration statement as required by Rule 3-12 of Regulation S-X.

Risk Factors, page 6

Our Shareholders Are Subject to Significant Dilution . . . ., page 7

3.   We note the discussion indicating that the exercise price of certain warrants may be reset under certain conditions. Please revise the risk factor discussion and the notes to the Company's financial statements to provide robust disclosure as to the nature of the conditions that would trigger a reset of the exercise price of your outstanding warrants and tell us the effect such reset would have on your financial statements, if any. Please also clarify for us, how you plan to account for any modifications of the exercise price in your financial statements, if necessary.

The Market Price And Trading Volume Of Our Common Stock May Be Volatile, page 8

4.   Please delete the reference to your annual report in this risk factor.

An Increase In The Principal Amount Due Under A $10.0 Million . . . ., page 8

5.   Please revise to explain the adjustment formula here so that investors can have some sense of what future amounts might be depending on changes in the price of your common stock.

Our Business Depends On The Growth Of Hybrid . . . ., page 9

6.   Please update your disclosure to discuss the current economic crisis in the United States and the volatile price of oil prices, including your estimate regarding the potential impact these events will have on the development in alternative energy vehicles.

Our Fuel Cell Vehicle Development And Production Revenue Depends . . . ., page 10

7. We note your disclosure in the first paragraph on page 11 that General Motors waived the company's commitment to spend $4.0 million annually on joint research and development projects for calendar years 2002 through 2007. If known, please disclose whether General Motors' granted the company a waiver in 2008.

A Mass Market For Hydrogen Products And Systems . . . ., page 13

8. Please revise this risk factor to the extent you believe necessary. Possible changes might include whether estimates for the development of a mass market are still lengthening and the impact of lower prices for petroleum products due to the worldwide economic slump. Also, parenthetically explain what you mean in the first sentence by "balance of plant" components.

The Terms And Enforceability Of Many Of Our Strategic . . . ., page 13

9. If possible and if material, please quantify the percentage of your revenues attributable to arrangements lacking enforceable definitive agreements.

We Depend On Our Intellectual Property . . . ., page 14

10. Please explain what you mean by the potentially adverse implications of the abandoned reissue application and agreement with Dynetek Industries Ltd., which you refer to in the second to last paragraph on page 14.

Warrants, page 22

11. Please summarize the provisions for adjustments to the exercise price.

Part II, page II-1

Exhibit 5.1

12. Please confirm that you will file "clean" opinions at each takedown without assumptions such as those contained in subparagraphs (a)(iii), (a)(vii),(a)(x), and (a)(xi) and the lengthy foreparts of the numbered opinions.

13. Remove (a)(iv) from the next amendment since it appears to be covered by subparagraph (b).

14. Remove subparagraph (c) or refile opinion dated the date of effectiveness.

15. Revise subparagraph (d) on page 4 to eliminate the last clause of the first paragraph.

16. In the next amendment remove the first sentence of the final paragraph on page 5. You may not limit reliance on the legal opinion. Similarly, revise to remove the next-to-last sentence of the final paragraph.

Annual Report on Form 10-K for the fiscal year ended April 30, 2008

Part I, page 1

Item 1A. Risk Factors, page 18

17. In future filings, please remove the references in the last sentence of your first paragraph that you discuss some, but not all of the risk factors that could cause or contribute to differences that would lead actual results or events to differ materially from those contained in any forward-looking statements or revise to clarify that you have discussed all known material risks.

We Depend On Our Intellectual Property . . . ., page 25

18. Please clarify for us the nature of the "potentially adverse implications" with regards to your agreement with Dynetek Industries Ltd. To the extent any of these adverse implications would affect your financial condition, or results of operations, or cash flows, please tell us the significance of such implications and what amounts have been recorded in your financial statements. If you were not required to provide for these matters in your financial statements, please include a discussion of this matter in MD&A to the extent this matter could have material implications in future periods.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Results of Operations - Years Ended April 30, 2007 and 2008, page 45
Quantum Fuel Systems Segment, page 45

19. We refer to the disclosure on page 46 discussing the gross profit on product sales for the Quantum Fuel Systems segment. Given that gross profit is not disclosed on the face of the income statement, or in note 16 to the financial statements, it is unclear why MD&A is being discussed in a different level of detail than the financial statements. Please revise to ensure consistency by either adding gross profit to you segment footnote or adding a table to MD&A that discloses this measure.

Liquidity and Capital Resources, page 50
Cash Flow Activities, page 50

20. We refer to the primary use of cash for investing activities in the second paragraph on page 50. You state that the cash used in fiscal 2008 and 2007 is related to cash provided to operations now classified as discontinued. Please tell us the nature of the cash provided to the discontinued operations, as it is unclear why such amounts would not be recorded in the net cash provided (used by) discontinued investing activities rather than as investments in a discontinued operation. Clarify if the cash provided was to fund losses, provide loans or for an additional equity stake in the discontinued operations or for other purposes as applicable. We may have further comment upon receipt of your response.

Liquidity, page 53

21. We note from the disclosure in the second paragraph on page 19 that on December 14, 2007 and January 18, 2008, waivers of default were received from your lender related to non-compliance with certain required debt service payments. Please tell us and explain in MD&A and Note 11 the nature of any debt covenant violations that existed at each fiscal year end and the period for which any related waiver had been obtained from the lender. Refer to the disclosure requirements outlined in Rule 4-08(c) of Regulation S-X. Also, if debt covenant violations caused events of default, please explain the basis for classifying the related debt obligation in your financial statements as long-term debt. Refer to the guidance in EITF 86-30.

Contractual Obligations, page 54

22. Please reconcile the total long-term debt of $37,102,588 per the table on page 54 with the long-term debt reflected in your consolidated balance sheet and Note 11 to the financial statements of $41,948,742.

Item 14. Principal Accountant Fees and Services, page 59

23. In future filings, please disclose the information required by Item 9(e) of Schedule 14A relating to audit fees, audit-related fees, tax fees and all other fees for the last two fiscal years.

Alan P. Niedzwiecki
Quantum Fuel Systems Technologies Worldwide, Inc.
January 16, 2009
Page 6

Notes to Consolidated Financial Statements, page F-9
Note 1. Background and Basis of Presentation, page F-9

Capital Resources, page F-10

24.   We note that the private placement completed on June 22, 2007 triggered the reset
        of the conversion price of the senior subordinated convertible notes from $2.36 to
        $1.35 and a reset of the exercise price of the "A" warrants issued in the private
        placement that the Company closed in October 2006 from $2.36 to $1.50 per
        share. Please tell us and revise the notes to your financial statements to provide
        robust disclosure as to the nature of the conditions that trigger a reset of the
        conversion price of the senior subordinated notes and the exercise price of the
        "A" warrants. Also, please tell us and revise the notes to the financial statements
        to disclose the effect such resets had on your financial statements. If there was no
        resultant financial statement impact as a result of the revised conversion and
        exercise prices, please explain why.

Note 1. Background and Basis of Presentation, page F-9
Note 5. Investments in Affiliates
Advance Lithium Power

25.   We note from the disclosure in Notes 1 and 5 that on March 24, 2006, the
        Company obtained a 35.5% ownership interest in Vancouver, British Columbia-
        based Advanced Lithium Power Inc. (ALP). We also note from the disclosure in
        Note 1 that the accounts of ALP were included in the consolidated financial
        statements from the date of the Company's initial ownership interest until April
        10, 2008 due to the nature of the controlling voting interest the Company had
        secured in ALP during this period. Given that the Company only held a 35.5%
        ownership interest in ALP from March 24, 2006 through April 10, 2008, please
        tell us and explain in further detail in the notes to the Company's financial
        statements how the 35.5% interest held by the Company provided it with a
        "controlling voting interest" in ALP. Please note that we do not believe the fact
        that the Company has the right to appoint two members of ALP's six member
        board of directors as you have disclosed in Note 5 provides the Company with
        control over ALP's operations. If the control arose from the voting arrangements
        that were in place, or the protective rights for certain decisions made at the ALP
        board level as discussed in Note 5, please explain in further detail the nature of
        these voting arrangements and protective rights. We may have further comment
        upon receipt of your response.

        Also, please tell us and revise the notes to your financial statements to further
        clarify how the "ratification of a revised allotment and pricing of common shares
        by ALP's board" impacted the Company's voting interest so that it no longer

6

maintained control of a majority of the voting interests in ALP.

In addition, please revise Note 5 to include summarized financial data for ALP for the period it was accounted for under the equity method of accounting or explain why you do not believe this is required. Refer to the disclosure requirements outlined in paragraph 20d of APB No.18.

Note 2. Summary of Significant Accounting Policies, page F-11
Income Taxes, page F-15

26.   We note your disclosure that interest and penalties related to income tax liabilities will be recorded in pre-tax income. Please revise to state whether the interest and penalties will be recognized as interest expense or as part of income tax expense. Refer to the guidance in paragraphs 19 and 20 of FIN 48.

Note 5. Investments in Affiliates, page F-22
Fisker Automotive, page F-22

27.   We note your statement that "due to the temporary nature of its majority interest in Fisker Automotive, the company also accounted for its initial equity interest in Fisker Automotive under the equity method." We further note that you acquired a 62% interest in Fisker on August 7, 2007 and by April 30, 2008, your interest had declined to 30.7%. Please tell us at what point in time your interest in Fisker declined to below 50% and explain in further detail why your ownership interest of 62% at inception was considered "temporary" upon acquisition of the interest. In addition, please tell us the amounts that would have been consolidated at each reporting date through the date that your ownership percentage decreased below 50%. We may have further comment upon receipt of your response.

Asola, page F-22

28.   Please revise to also provide summarized financial information for Asola in US dollars, the Company's reporting currency.

Note 7. Inventories, page F-25

29.   Your disclosure indicates that the company received $2.2 million during fiscal 2008 from the partial settlement of an insurance claim. Please tell us where this cash receipt is reflected on your statement of cash flows.

Note 10. Goodwill and Other Intangible Assets

30.   We note from the disclosure provided in Note 10 that a portion of the goodwill

that was associated with the acquisition of Tecstar Automotive Group in March 2005 was allocated to the Quantum Fuel Systems business segment. We also note that the allocated amount represented 30% or $30.4 million of the total goodwill recognized in connection with the acquisition. Please tell us and explain in the notes to your financial statements how you determined the amount of the goodwill acquired in this acquisition that was allocated to the Quantum Fuel Systems business segment. As part of your response, you should also explain how the method used for such allocation complied with the guidance outlined in paragraphs 34 and 35 of SFAS No.142.

31.   We note from the disclosure in the first paragraph on page F-28, that the Company assessed goodwill and reviewed intangibles and other long-lived assets for impairment and the Company believes that no event or circumstance currently exists that would indicate impairment of the carrying values as of April 30, 2008 for these long lived assets. We also note from the Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 2008, that due to public statements made by General Motors indicating its deteriorating financial condition, and which indicated a potential impairment in the intangible asset related to the strategic alliance with General Motors, the Company performed an updated impairment analysis with respect to this intangible in the third quarter and determined that this intangible asset was not impaired.

Given the Company's significant operating and net losses experienced during all periods presented in the Company's financial statements, as well as deteriorating economic conditions in the automotive industry as well as the US economy as a whole during the later portion of calendar 2008, and the Company's declining revenues from General Motors as indicated in its Quarterly Report on Form 10-Q for the quarter ended October 31, 2008, we believe that the Company should perform an updated impairment analysis with respect to its goodwill and intangible assets pursuant to the guidance in paragraph 17 of SFAS No.142. Furthermore, to the extent that the Company's actual results for annual and quarterly periods have not met those anticipated or projected in completing the Company's prior impairment analysis with respect to goodwill and the intangible related to the strategic analysis with General Motors, it appears that an impairment charge with regard to these intangibles may be warranted. Upon completion, please provide us with the results of your updated impairment analysis with respect to these intangible assets and explain how recent changes in economic conditions and General Motors' financial condition have been factored into your updated impairment analysis.

Please note that assuming no impairment charges are determined to be required as a result of your updated impairment analysis, we would expect the Company to significantly expand the disclosures in its financial statements and MD&A to explain in detail the methods and assumptions used in the Company's impairment analysis for its goodwill and other intangible assets. Robust disclosures should also be provided explain why no impairment charges were considered necessary with regards to these intangible assets. We may have further comment upon receipt of your response and our review of your related impairment analysis.

Note 11. Long-term Debt, page F-28

32.   Your disclosure that the debt restructuring related to Tecstar's foreclosure resulted in the elimination or release of $20.5 million of debt with the lender is inconsistent with the table on page F-19 that discloses $23.5 million of long-term liabilities assumed or released by the lender. Please reconcile and revise these disclosures.

33.   We note from the disclosures provided on page F-28, that the Company accounted for the changes in its debt structure that occurred in January 2008 as a troubled debt restructuring pursuant to the guidance in SFAS No. 15. Please revise Note 11 to include all of the disclosures required by paragraphs 25 and 26 of SFAS 15, as the terms of the old debt and the restructured debt are unclear. The revised disclosures should clearly explain the terms of the modified debt both before and after the restructuring transaction. As part of your response and your revised disclosures, please include disclosure as to how you calculated the "contingent gain" on the restructuring of the debt obligations. Also, since you did not recognize this gain, please clarify how the "contingent gain" was reflected in the Company's financial statements.

Please also clarify how the $4.9 million unamortized premium associated with the $21.6 million convertible note resulted from the restructuring of your debt obligations. Your response and your revised disclosure should explain in detail how this amount was calculated or determined and should explain the relevant technical accounting literature applied in accounting for this embedded conversion option.

Your response should also explain how the Company considered the guidance in paragraph 12 of SFAS No.133 and the guidance in EITF 00-19 in accounting for this embedded conversion option. We may have further comment upon receipt of your response.

34.   We note from the disclosure in the third paragraph on page F-29 that the Company made substantial changes to the Tecstar Convertible Notes in January of 2007 that were accounted for as an exchange of debt instruments pursuant to the guidance in EITF 96-19. Please tell us and revise Note 11 to disclose the terms of Tecstar Convertible Notes both before and after this exchange transaction.

Your response and your revised disclosures should also be revised to explain the methods and significant assumptions which were used in determining the fair value of the new debt instrument issued in the exchange of $21.3 million.

Also, please tell us and clarify in the discussion on page F-29 how the terms of the Tecstar Convertible Notes issued in the exchange that occurred in January of 2007 were again modified in the January 2008 debt restructuring transaction and explain in further detail why this did not result in a substantial change in the fair value of the obligation which would result in extinguishment accounting pursuant to the guidance in EITF 96-19.

Note 16. Business Segments and Geographic Information
Business Segments

35.   We note the disclosure in the first paragraph of Note 16 indicating that certain historical indirect expenses of the Corporate segment have been reclassified and are reported as discontinued operations as a result of the disposal of the Tecstar Automotive Group segment. Please tell us the nature and amounts of the indirect expenses of the Corporate segment that have been reclassified and are reported as discontinued operations as a result of the disposal of the Tecstar Automotive Group segment. Also, please explain in detail why you believe it was appropriate to reclassify these corporate expenses to discontinued operations.

Note 18. Quarterly Results of Operations, page F-44

36.   We note that revenues and net loss fluctuate significantly from quarter to quarter. Please note that the guidance in Item 302(a)(3) of Regulation S-K requires that selected quarterly financial data include a discussion of any extraordinary, unusual or infrequently occurring items recognized in each full quarter of the fiscal years presented as well as the aggregate effect and the nature of year-end or other adjustments which are material to the results of that quarter. Please revise your footnote to comply with the disclosure requirements of Item 302(a)(3) of Regulation S-K.

Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2008

37.   Please address our comments on the Company's audited financial statements and related disclosures in the Company's interim financial statements, where applicable.

Notes to Condensed Consolidated Financial Statements (Unaudited), page 5

Note 8. Long-term Debt, page 14

38.   We note from the first paragraph that the company may elect to pay interest to the Term Note C in cash or add it to the unpaid principal balance. Although the unpaid interest may be legally converted to principal, it is unclear whether you would account for the cumulative amount of this type of interest payable through an increase in the principal amount of the notes as an operating activity cash outflow at the date of repayment of these PIK Notes, if such notes are repaid in cash. It appears that the guidance in paragraph 23(d) of SFAS 95 would require payments to lenders, that are, in substance, payments for interest to be classified as operating cash outflows in the period paid. If treatment as an operating cash outflow is provided, we believe the disclosure in the consolidated statement of cash flows should be specific and transparent, such as "Payment of Interest on PIK Notes" or "Redemption of PIK Notes in lieu of Interest" or some other similarly labeled caption. Please confirm that treatment of this interest as an operating cash outflow will be applied upon repayment of these PIK notes, if the notes are repaid in cash.

        In a related matter, please address your accounting and cash flow statement classification of the payments required under your Convertible Note discussed on page 15.

39.   We note from the discussion in Note 8 that in connection with obtaining incremental financing from the Company's lender, the lender agreed to certain modifications to the Company's Convertible Note, Term Note A and Term Note B. With regards to these incremental financings and modifications to your existing obligations, please address the following matters:

    •   Please tell us your planned accounting treatment for the potential beneficial conversion feature associated with Term Note C which allows the Company to repay this note in shares based on the lower of (i) 95% of the volume-weighted average price of its stock for the five business days prior the payment date, and (ii) the closing price on the day immediately preceding the payment due date. Your response should also explain your basis or rational for your planned treatment and should also explain the planned treatment for the similar feature included in Term Note A as described in the second paragraph on page 15.

    •   Tell us and disclose in Note 8 the terms of all of the debt modified both before and after the modifications. It should be clearly determinable from your revised disclosure, how the terms of each of the debt obligations were changed as a result of the May 30, 2008 transaction.

- Tell us and explain in Note 8 how you are accounting for amounts that become payable as a result of the "Make-Whole" provisions of the Convertible Note and indicate the relevant technical accounting literature that supports the treatment used. As part of your response, you should also explain how you determined the $1.50 amount that is used to determine the number of shares to be issued in satisfaction of "make-whole" amounts which become payable due to conversion of amounts outstanding under the Convertible Note.

- Explain in Note 8 how the conversion price for the $8.7 million of principal that was converted into 6.4 million shares of common stock under the terms of the Convertible Note was determined. As part of your response, please indicate whether the conversion terms provided for a beneficial conversion feature and what accounting treatment was used in the Company's financial statements for any beneficial conversion feature.

- Please tell us and explain in Note 8 how you are accounting for the multiplier that is provided for under the amended terms of Term Note B. Your response and your revised disclosure should also clarify how you considered the guidance in EITF 00-19 in determining the accounting treatment to be used for Term Note B.

- Please tell us whether the multiplier was present in this Term Note B when issued in January of 2008 as the disclosures included in the fourth paragraph on page F-13 imply. Also, if the multiplier provisions were revised as a result of the May of 2008 debt restructuring, please explain how these multiplier provisions changed.

- Tell us and explain in Note 8 how you determined the fair value of the Convertible Note with an estimated fair value of $45.1 million as of May 30, 2008 and $8.1 million at October 31, 2008. Similarly, please tell us and explain in Note 8 how you determined the estimated fair value of Term Note B of $26.3 million and $10.7 million, as of May 30, 2008 and October 31, 2008, respectively. Please note that we do not believe the disclosure provided in Note 14 provides adequate disclosure as to how these amounts were calculated or determined given the significant impact of these obligations on the Company's results of operations.

- Provide us with the calculations prepared and used to determine that the modifications to your various debt obligations with the lender were "substantial" under EITFs 06-06 and 96-19.

- Tell us and disclose in Note 8 the nature and amounts of the costs that were incurred to effect these modifications and explain how you accounted for such costs in your financial statements.

- • Provide further details on your accounting for the "premium" on both the convertible notes and Term Note B as additional paid in capital under APB 14. As part of your response and your revised disclosure, explain how you calculated or determined the portions of the fair values of the Convertible Note and the Term B Note that were allocated to debt and additional paid in capital. Also, as APB 14 applies to warrants issued with debt, we are unclear as to why you believe the treatment used for the modified debt is supported by the guidance in APB 14. In this regard, based on your disclosures, it does not appear that the Convertible Note and Term Note B are being amended to include the issuance of warrants. Therefore, is it unclear why accounting under APB 14 for any portion of the fair value associated with these obligations as paid in capital is appropriate under the provisions of APB 14. Please tell us and revise Note 8 to explain in further detail the basis or rationale for the treatment used. We may have further comment upon receipt of your response.

We may have further comment upon receipt of your response.

Note 13. Insurance Settlements, page 23
Property Damage Recovery, page 23
Life Insurance Proceeds, page 24

40.   Please tell us where the proceeds from each of these settlements have been classified in your statement of cash flows.

 Definitive Proxy Statement on Schedule 14A

Cash Bonus Incentive, page 16

41. We note your disclosure on page 16 that the Compensation Committee reviews the recommendations of your Chief Executive Officer and Chief Operating Officer relating to Tier 2 and Tier 3 cash bonus incentives. In future filings, please disclose in reasonably complete detail the role of your Chief Executive Officer and Chief Operating Officer in the Committee's determination of cash bonus incentive awards and provide additional discussion regarding the individual and company-based performance objectives which are used to determine these bonuses. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Alan P. Niedzwiecki
Quantum Fuel Systems Technologies Worldwide, Inc.
January 16, 2009
Page 15

You may contact Linda Cvrkel at (202) 551-3813 or Heather Clark at (202) 551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Michael D. Gibson, Esq.
        Patrick J. Haddad, Esq.
        Fax: (313) 961-0388